Children's Level Term Insurance Rider

     Based on the application for this rider and the payment of the premiums, this rider is made a part of the policy. This rider is subject to all policy terms and provisions unless this rider changes them. This rider does not increase your policy values.

Definition of Insured

     When we use the term "insured" in this rider, we mean the person who is the insured under the policy to which this rider is attached.

Definition of Insured Child

     When we use the term "insured child" in this rider, we mean:

     1. any child, step-child, or legally adopted child of the insured who is named in the application for this rider. The child must be at least 15 years old before coverage is provided. On the date of the application, the child must be less than 19 years old; and
     2. any child born to or legally adopted by the insured after the date of application for this rider. The child must be at least 15 days old before coverage is provided. On the date of adoption, the child must be less than 19 years old.

What benefit does this rider provide?

     If we receive proof satisfactory to us that an insured child died:

     1.   while this rider was in force; and
     2.   before the insured child's 22nd birthday; and
     3.   before the insured's Age 65 Anniversary;

     we will pay a death benefit to you. The amount of the benefit will be the amount shown for this rider under Policy Data unless the amount payable is restricted by law as follows.

Is there a paid-up term insurance benefit?

     If the insured dies while the rider is in force, we will automatically change this rider to paid-up term insurance on the life of each insured child. The amount of each paid-up term insurance policy will be the same as the death benefit shown for this rider. The paid-up term policy will continue until such child's 22nd birthday, or if earlier, the insured's
     Age 65 Anniversary had the insured lived.

Who will be the owner of the paid-up term policy?

     The person whose life is insured by the paid-up term policy will also be its owner unless provided differently in the policy.

Can this rider or the paid-up term policy be converted to a new policy?

     Yes. Insurance on each insured child provided by the policy can be converted without evidence of insurability if the insurance is in force on the earlier of: (1) the insured child's 22nd birthday; or (2) the insured's Age 65 Anniversary.

     You have the right to convert the insurance provided by this rider to a new policy. You will be the owner of the new policy unless provided differently in the policy.

     The owner of the paid-up term policy has the right to convert the paid-up term insurance to a new policy. The owner of the paid-up term policy will be the owner of the new policy unless provided differently in the new policy.

     Any conversion will be subject to the requirements below.

What are the requirements for conversion on an insured child's 22nd birthday?

     To convert the insurance in force on an insured child's 22nd birthday, written request must be received by us:

     1.   within 31 days following such child's 22nd birthday; and
     2.   during the life of the child; and
     3.   with the full first premium for the new policy.

     The new policy will be effective as of such child's 22nd birthday. If conversion is not made, the insurance in force will terminate on such child's 22nd birthday.

What are the requirements for conversion at the insured's age 65 birthday?

     Only the insurance in force on each insured child who has not reached his or her 22nd birthday can be converted.

     Written request for conversion must be received by us:

     1.   within 31 days following the insured's Age 65 Anniversary; and
     2.   during the life of each such insured child; and
     3.   with the full first premium for each new policy.

     Each new policy will become effective as of the insured's Age 65
     Anniversary.

What will be the type of insurance, amount and premium for the new policy?

     The new policy must be a level premium whole life, endowment, or flexible premium adjustable whole life insurance policy that we are issuing at the time of conversion. The maximum amount of insurance for each new policy may be up to 5 times the amount stated for this rider under Policy Data. The minimum amount is $2,000. The premium will depend on the policy chosen and will be based on the amount of insurance and the insured child's age at the time of conversion. Policy forms, premiums, and values for each new policy will be those offered by us for other new policies at the time of conversion. The contestable and suicide periods of the new policy will be measured from the effective date of this issue.

Is there a monthly deduction for the cost of this rider?

     Yes. While this rider is in force a monthly deduction is taken from the policy's value for the cost of this rider. The amount of such deduction for this rider is shown under Policy Data.

Does the suicide provision of the policy apply to this rider?

     If within two years of this rider's effective date the insured commits suicide, the provisions in this rider for paid-up term insurance will automatically apply. No other benefit provided by this rider will be payable. Any monthly deductions taken for this rider will not be refunded.

What is the age of the insured or an insured child has been misstated?

     In this event, any amount payable under this rider will be the amount, if any, of insurance that the rider cost for the policy month during which such death occurred would have purchased had the cost of benefits provided under the rider been calculated using the Rider Cost of Insurance Rates for the correct age.

How does the policy's reinstatement provision apply to this rider?

     To reinstate this rider, you must provide satisfactory evidence of insurability for all person whose lives will be insured under this rider. You must pay a premium that will keep this rider in force for at least
     3 months.

When does this rider become incontestable?

     This rider will be incontestable after it has been in force during the insured's life for two years from the effective date of this rider.

When will this rider terminate?

     This rider will terminate on the earliest of the following:

     1. the monthly date on or next following receipt of your written request for coverage to end; or
     2. the date of death of the insured subject to the provision of this rider for paid-up term insurance; or
     3.   the date the policy terminates; or
     4.   the insured's Age 65 Anniversary.

What is the effective date of this rider?

     This rider is issued as of the policy date of the policy unless a different date is shown under Policy Data.

IDS Life Insurance Company of New York

(signature of) Eric L. Marhoun

Secretary